December 31, 2024

Alberto Rosende
Chief Executive Officer
M2i Global, Inc.
885 Tahoe Blvd.
Incline Village, Nevada 89451
Nevada 89451

       Re: M2i Global, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 9, 2024
           File No. 024-12517
Dear Alberto Rosende:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Recent Developments, page 6

1. We note your response to prior comment 7 and reissue it in part. Please revise your disclosure throughout the offering statement to clarify the impact that the concurrent resale will have on the value of the common stock offered and the volume of common stock that is available for resale.
General

2. We note your response to prior comment 5 and reissue it in part. Please include the value of the Bonus Shares in the maximum aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A, the table
 December 31, 2024
Page 2

      on the cover of your offering circular, and throughout the offering circular. Refer to the Note to Paragraph (a) of Rule 251. In addition, where you calculate the maximum aggregate offering price, revise to use $2.20, the top of the range, rather than the midpoint to accurately capture the maximum amount.
       Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Darrin Ocasio